July 24, 2024

Leon O. Moulder, Jr.
Chief Executive Officer
Zenas BioPharma, Inc.
1000 Winter Street
North Building, Suite 1200
Waltham, MA 02451

       Re: Zenas BioPharma, Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Response dated July 16, 2023
           CIK No. 0001953926
Dear Leon O. Moulder Jr.:

     We have reviewed your response letter dated July 16, 2024 and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Response dated July 16, 2024
Our Pipeline, page 2

1. Currently the progress arrow representing the INDIGO trial shows that the Phase 3 trial is more than halfway finished, but that patient enrollment is ongoing and has not yet been completed. Please explain why this represents an accurate depiction of the Phase 3 trial or alternatively, please revise to reduce the length of the progress arrow to accurately reflect the actual status of your pipeline candidate as of the latest practicable date.
       Please contact Li Xiao at 202-551-4391 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact
Tyler Howes at 202-551-3370 or Chris Edwards at 202-551-6761 with any other questions.
 July 24, 2024
Page 2



                             Sincerely,

                             Division of Corporation Finance
                             Office of Life Sciences
cc:   Nicholas Roper, Esq.